June 12, 2008

Mail Stop 6010

Edward J. Quilty
President
Derma Sciences, Inc.
214 Carnegie Center, Suite 300
Princeton, New Jersey 08540

> **Re:** **Derma Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2008**
> **File No. 333-151028**

Dear Mr. Quilty:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 Eligibility

1. It does not appear that you are eligible to register this transaction on Form S-3. Please amend on Form S-1 or give us your analysis of why you believe Form S-3 is available to you. We note that your shares trade on the OTCBB.

Selling Stockholders, page 10

2.   Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis the total number of shares that you may issue the selling security holders under all outstanding agreements.

3.   Please disclose the names of all individuals who beneficially own the shares that are offered for resale.

4.   We note that LB I Group Inc. is a wholly owned subsidiary of Lehman Brothers Inc., a significant shareholder of the registrant, and a major selling shareholder in this offering. Please tell us more about its business activities.

5.   Please revise your table or disclose in footnotes the number or shares being registered that are currently outstanding and the number of shares that underlie warrants for each selling stockholder.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc (via fax):   Raymond C. Hedger, Jr., Esq.